EXHIBIT 99.1

New Version of Renault Magnum to be Launched in 2005

GOTEBORG, Sweden, Nov. 23, 2004 (PRIMEZONE) -- AB Volvo's subsidiary Renault Trucks plans to launch a new version of its Renault Magnum tractor unit for long-haul transports at the beginning of next year.

The launch of the new version of Renault Magnum is the latest example of the extensive product-renewal process under way at Renault Trucks. The updated Magnum will have a new driveline and be equipped with new engines and gearboxes. Great care has also been taken to improve the driver's cab. The press showing of the new truck is expected to take place in early February 2005.

November 23, 2004

For further information, please contact Marten Wikforss, +46 31-66 11 27

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 78,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and on NASDAQ in the U.S.

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